

Bradley Saranecki · 3rd

Ecommerce Growth Marketing Consultant at Elephant Shadow

Los Angeles Metropolitan Area · **Contact info**

500+ connections

🔒 **Message**   **More**

 Elephant Shadow

Columbia College Chicago

Experience

 **Ecommerce Growth Marketing Consultant**
Elephant Shadow
Apr 2020 – Present · 1 yr 4 mos
Los Angeles, California, United States

Consulting for various brands to help drive D2C growth through a variety of online channels.
• Increase D2C average daily sales by 4x in 8 months
• Built and optimized ecommerce consumer journey to a 2% conversion to 6%
• Grew subscription business by 4x in 6 months
• Increased CRM abandon conversions from 1.4% to 7.2%
• Managed content strategy and execution
• Managed campaign strategy and execution
• Creative direction of photo and video shoots

 **Chief Marketing Officer**
Sweetkick · Full-time
Jul 2018 – Apr 2020 · 1 yr 10 mos
Los Angeles, California, United States

• Designed custom ecommerce Shopify experience and managed development.
• Managed and designed product packaging.
• Integrated and managed third-party software into Shopify.
• Managed all email marketing efforts.   ...see more

SVP, Brand Strategy
ZehnerGroup · Full-time
Jul 2014 – Jun 2018 · 4 yrs
Greater Los Angeles Area

• Build brand identities from the ground up including naming, logo marks, brand voice,
photography styles, video styles, art direction and go to market strategies.
• Create ecommerce strategies to launch new brands and increase sales for existing brands.
• Worked directly with both brands and agencies to solve their creative and marketing · ...see more

 **Owner / Digital + Brand Strategist**
Elephant Shadow · Full-time
Jun 2009 – Jul 2014 · 5 yrs 2 mos
Greater Los Angeles Area

Delivers second to none interactive experiences grounded in intelligent strategy, amazing creative,
and distributed via relevant technologies for both Fortune 500 companies and new brands alike.

• Hire and lead teams of designers, web developers, animators, illustrators, game devel ...see more

 **Product Innovation Consultant**
Bamboo Worldwide
Mar 2013 – Mar 2014 · 1 yr 1 mo

• STARBUCKS CORPORATION
Ideation with senior staff on evolution of products, shops and future business opportunities.

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Education

 **Columbia College Chicago**
Graduate Studies, Digital Communication and Multimedia
1999 – 2001

 **University of Illinois at Urbana-Champaign**
Bachelor of Liberal Arts (BA), Communication and Media Studies
1995 – 1999

E-commerce

Creative Direction · 12

Rachelle De Lisio and **11 connections** have given endorsements for this skill

Digital Marketing · 12

vahe Y. and 11 connections have given endorsements for this skill

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Recommendations

Received (1) Given (1)

 **Brendan Kane**
Founder @ Hook Point,
Author & Keynote Speaker

April 18, 2013, Brendan was a
client of Bradley's

Brad is a true expert in the digital media industry. His ability to execute/build creative outside of the box solutions is remarkable. I definitely recommend checking out his work at Elephant Shadow.

Interests

 Digital LA
18,017 members

 Flash and Action Script developers
2,031 members

 The Mobile Games Group
11,876 members

 University of Illinois Urbana-Champaign
462,758 followers

 Columbia College Chicago
78,053 followers

 Animation, Media & Entertainment
81,263 members